Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cortlandt Street Holdings, Inc
4900 Woodway Dr #975
Houston , TX 77056
http://mycontactnetwork.com

Up to $1,234,998.09 in Non-Voting Common Stock at $0.81
Minimum Target Amount: $14,999.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cortlandt Street Holdings, Inc
Address: 4900 Woodway Dr #975, Houston , TX 77056
State of Incorporation: DE
Date Incorporated: September 14, 2017

Terms:

Equity

Offering Minimum: $14,999.58 | 18,518 shares of Non-Voting Common Stock
Offering Maximum: $1,234,998.09 | 1,524,689 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $0.81
Minimum Investment Amount (per investor): $249.48

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 96 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 12% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 Perk

Invest $500+ and receive 2% bonus shares

Tier 2 Perk

Invest $1000+ and receive 5% bonus shares

Tier 3 Perk

Invest $5,000+ and receive 8% bonus shares

Tier 4 Perk

Invest $10,000+ and receive + 10% bonus shares

Tier 5 Perk

Invest $25,000+ and receive + 12% bonus shares

Tier 6 Perk

Invest $50,000+ and receive + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Cortlandt Street Holdings, Inc d/b/a My Contact Network will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $.81 / share, you will receive 110 shares of Non-Voting Common Stock meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Cortlandt Street Holdings, Inc. d/b/a My Contact Network ("MCN" or the "Company") operates in the software applications industry, providing a unique solution for simplifying the process of managing and updating contact information. Since its establishment in September 2017, the Company has focused exclusively on the development and enhancement of its contact management application.

Product and Service

The flagship product offered by the Company is the My Contact Network application. This application enables users to easily create, share, and update contact cards, including phone numbers, emails, physical addresses, and social media. It serves as a centralized platform for individuals and organizations to manage their contacts efficiently. Users can invite their friends, colleagues, and other contacts to join the application, facilitating seamless connection and communication.

Planned Business Model

The Company plans to utilize a diversified revenue model, catering to different customer segments. While the exact revenue models are still in development and may be different than those outlined below, we envision the following:

Consumer: Individuals can download the My Contact Network application for free. They can create their contact cards and invite others to join the platform. As the user base expands, the Company plans to introduce tiered pricing for connections. As an example, once a user reaches 100 connections, a subscription fee of $0.99 per month applies. This model would encourage user adoption (free), growth, and could generate revenue from active users.

Enterprise: Recognizing the challenges faced by companies and organizations in managing accurate contact information for employees, customers, vendors, and service providers, the Company aims to enhance its application for enterprise usage. Specific features and functionalities will be developed to meet the unique needs of businesses. While the exact pricing structure is still under development, the Company plans to offer annual subscriptions tailored for a certain number of users and connections. This enterprise-focused approach provides businesses with a comprehensive solution to streamline their contact management processes and encourages individual users to join the network.

CRM Integration: To further expand its reach and provide added value, the Company intends to develop APIs that allow users of the My Contact Network application to connect their live contacts with various customer relationship management ("CRM") systems. By integrating with popular CRMs, the application can increase the accuracy of contact information within these platforms. This approach offers a mutually beneficial solution for both the Company and CRM providers.

Corporate Structure

Cortlandt Street Holdings, Inc. is a C Corporation registered in the state of Delaware. It has no parent or subsidiary entities and My Contact Network is a registered d/b/a of the Company in multiple jurisdictions.

The CEO of MCN, Logan Walters, does not currently receive a salary for his work with the Company but does receive one from Forge Equity Partners, a company for which he concurrently works.

IP

The Company holds multiple Trademarks related to My Contact Network which are registered with the USPTO.

A Minority Shareholder Provides Consulting Work

Kuvio Creative ("Kuvio"), a minority shareholder of the Company, has in the past and continues to provide development and other services to the Company. Kuvio is a holder of non-voting common stock of the Company and continues to provide valuable development, design, marketing, and strategic advisory services to the Company. In the future, Kuvio may be paid in cash and/or equity for their ongoing services.

Competitors and Industry

Competitors

In the contact management industry, MCN faces competition from various players operating in different segments.

Native Contact Applications (e.g., iOS Contacts, Google Contacts, MS Outlook):

These applications, integrated into Apple, Android, and Microsoft operating systems, currently dominate the market share for collecting and maintaining contact information. Although they continue to evolve, these contact apps are generally manual and static, meaning (i) users have to enter contact information for their contacts (or receive an email/text and save the card) and (ii) once the card is saved, it does not automatically update if the owner of the contact information makes a change. MCN provides a more streamlined and automated solution compared to these native contact applications.

Social Media Platforms (e.g., LinkedIn, Facebook, Instagram, Twitter, Threads):

While social media platforms serve a different purpose from MCN, they do offer contact management functionalities to some extent. However, their primary focus is on the public sharing of information and connecting people socially. In contrast, MCN prioritizes privacy, allowing users to share contact information selectively and fostering actual personal contact. MCN's unique value lies in offering a private and personalized approach to contact management.

CRM Tools (e.g., Salesforce, Insightly, HubSpot):

CRM tools are widely used for organizing contacts in a business context. Although these tools are valuable for managing customer relationships, they typically lack mechanisms for keeping contact information updated. MCN complements these CRM offerings by providing a solution that focuses on contact maintenance and updates, ensuring accurate and up-to-date information. These applications are ideal customers for MCN as we complement but do not compete with their value offerings.

Other Contact Applications (e.g., HiHello, Blinq, Contacts+, Sunshine Smart Contacts):

There are several contact management applications that offer similar features to MCN and improvements to native contact applications. Some provide simplified ways to digitally share contact information, reducing manual efforts, but they may lack the ability to address the static nature of contact data. Others rely on scraping internet data and email footers or user-provided information to maintain contact updates. MCN differentiates itself by offering a comprehensive solution that combines streamlined contact sharing with automatic and dynamic contact updates.

Industry/Market

The contact management industry has vast market potential, given the widespread use of mobile phones and social media platforms. According to DataReportal, there are approximately 5.34 billion mobile phone users and 4.7 billion active social media users globally as of Q3 2022. As almost anyone with a phone or computer requires contact information for personal and professional purposes, MCN's Total Addressable Market (TAM) is potentially huge.

The primary locations for contact information, i.e., the native contact applications on phones and computers, have remained largely unchanged since the introduction of mobile phones. This presents a significant opportunity for disruption and innovation in this segment. MCN's planned unique selling point lies in its ability to automate contact updates and provide a private, personalized contact management solution, catering to the evolving needs of users in this space.

Reference: DataReportal's "Digital 2022 July Global Statshot" report (https://datareportal.com/reports/digital-2022-july-global-statshot)

Current Stage and Roadmap

Current Stage

Our fully-functional v1 app is available on the web, Apple App Store, and Google Play Store. Users can freely download the application and access its complete range of features. The app has undergone thorough development and testing, reaching a stage where it offers a reliable and user-friendly experience. MCN is currently in a pre-revenue stage of business development.

Future Roadmap

Having launched the v1 app, our next phase focuses on marketing and promoting MCN to a much wider audience, along with the addition of features and enhancements based on user feedback. The proceeds from this StartEngine raise will be used for two primary purposes, (i) to take the first steps in broadly marketing MCN; and (ii) to complete phases 2 and 3 of development.

Introduction to Market: Following the testing phase and, if applicable, successful deployment, we will prepare for the full-scale market launch. This involves implementing marketing strategies, generating awareness, and acquiring new users.

The estimated timeline for these phases depends on various factors, such as the complexity of further development, the scope of testing required, and the deployment process (if applicable). As each phase progresses, we will continually assess the timeline and make adjustments as needed to ensure a successful product launch.

Overall, we are excited about the progress we have made with the v1 app and are committed to advancing the application further to meet the evolving needs of our users.

We plan to undertake marketing and development simultaneously, as the marketing efforts will build awareness with consumers and enterprises and the development efforts will add features and functionality targeting enterprise customers.

Investors in our application have a fairly unique opportunity. Most crowdfunding investments offer little opportunity for their investors to support the success of the Company beyond investing. MCN is different. Our investors can not only contribute money but download our application and invite friends to join, making a direct impact on the success of MCN and your investment. With MCN, you have the opportunity not only to be investors, but ambassadors, promoters, and power users of our application, to your potential financial benefit.

Our ultimate vision is to become the central hub for individuals to save and share contact information. We do not see this as limited to individuals, companies, or formal organizations, but applicable to any system or process where some verified contact information needs to be shared between parties.

Our near-term metrics are currently user and connection per user growth, as they demonstrate adoption and value to our users. In the longer term, we will focus on those metrics, as well as revenue and partnerships.

The Team

Officers and Directors

Name: Logan Marquis Walters

Logan Marquis Walters's current primary role is with Forge Equity Partners . Logan Marquis Walters currently services 10 or more hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Original product creation & design, business development, and overall management of the Company's business & affairs. Logan doesn't receive a salary for his work with the Company and devotes up to 10 hours per week to the Company.

Other business experience in the past three years:

- Employer: Forge Equity Partners
  Title: Co-Founder/Partner
  Dates of Service: June, 2021 - Present
  Responsibilities: Sourcing capital and investment opportunities, as well as execution and oversight of investments in operating companies. Logan receives a salary for his work with this company and works approximately 40 hours per week.

Other business experience in the past three years:

- Employer: Valedor Partners
  Title: Co-Founder/Partner
  Dates of Service: January, 2018 - May, 2021
  Responsibilities: Sourcing capital and investment opportunities, as well as execution and oversight of investments in operating companies.

Name: Gardner Dudley

Gardner Dudley's current primary role is with Forge Equity Partners. Gardner Dudley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: March, 2022 - Present
  Responsibilities: Management of official corporate records and acting as a resource to board members.

Other business experience in the past three years:

- Employer: Forge Equity Partners
  Title: Partner
  Dates of Service: June, 2021 - Present
  Responsibilities: Identifying investments, working with portfolio companies, other administrative duties.

Other business experience in the past three years:

- Employer: Valedor Partners
  Title: Partner
  Dates of Service: February, 2018 - May, 2021
  Responsibilities: Identifying investments, working with portfolio companies, consulting, other administrative duties.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not

be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is currently a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for keeping contacts updated. Our revenues are therefore dependent upon the market for keeping contacts updated.

We may never have an operational product or service
It is possible that there may never be an operational product at the level we are targeting or that the product may never be used to engage in transactions. It is possible that the failure to release the next version or versions of the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently developing additional features and other improvements to our application and have only deployed a version one releasable application. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in deployment, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Cortlandt Street Holdings, Inc. was formed on 09/14/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cortlandt Street Holdings, Inc has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and no revenue. If you are investing in this company, it's because you think that our product and service are a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, the Company's value may be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company may lose potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully

prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including development, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cortlandt Street Holdings, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cortlandt Street Holdings, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer currently splits his time between working for MCN and another company
The CEO of Cortlandt Street Holdings, Inc. d/b/a My Contact Network (MCN) (Logan Walters) currently spends approximately 40 hours of his time managing and operating Forge Equity Partners and approximately 10 or more hours per week with MCN. Although Logan intends to devote more of his time to MCN moving forward, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once MCN has 100,000 users Logan may allocate substantially more time to MCN, or depending on the specific Company needs at that point hire a CEO or other leadership that is a fit for the Company at that time."

The Chief Executive Officer does not currently receive a salary for his role with the Company
Logan Walters, the CEO of MCN, does not currently receive a salary for his work with MCN but does receive one for his work with Forge Equity Partners. Although Logan is a majority owner of MCN, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company grows and the user numbers increase, and / or revenue is generated, Logan may receive some compensation either through a direct salary or consulting agreement through which MCN pays Forge. This compensation level is expected to be commensurate with the time spent by Forge or Logan on MCN and is not initially expected to exceed $50,000 per year. No guarantees have been made by the Company to Forge or Logan regarding any future salary or consulting payments. However, if the Company does achieve its product adoption goals or begin to generate substantial revenue, there is no guarantee Logan will be paid a salary for his work at MCN.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Logan Marquis Walters	3,681,188	Common Stock	82.3%

The Company's Securities

The Company has authorized Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,524,689 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,474,010 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 440,184 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $12,500.00
  Number of Securities Sold: 133,644
  Use of proceeds: Software development, legal, general administrative.
  Date: May 25, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 285,500
  Use of proceeds: There was no money raised. These non-voting common shares were issued to Kuvio Creative for their work on and delivery of the software application My Contact Network. The original agreement that promised them these shares was signed May 1, 2020. They delivered the software application and their share certificate was signed March 4, 2022.
  Date: March 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $65,000.00
  Number of Securities Sold: 154,684
  Use of proceeds: Software development, legal, operating expenses.
  Date: January 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Since our application is in the early stages of release and freely available, we have not generated any revenue.

<u>Expenses</u>

Expenses for fiscal year 2021 were $8,638 compared to $50,094 in fiscal year 2022.

The increase was primarily related to $38,350 in software development-related expenses to support our application, MCN.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we plan to begin generating revenue in the future, contingent on a successful crowdfunding campaign, as outlined in this document.

Past cash was primarily generated through equity investments and promissory notes. Our goal is to begin increasing the adoption of the application through both enterprise and individual users to generate cash flow. Our cash flows in the future may continue to come from equity investments and promissory notes as we invest in development and marketing to increase adoption. If we are successful in increasing adoption we believe we will be successful in generating revenues, and our goal is to ultimately generate cash flows sufficient to internally fund the Company's growth initiatives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company had raised an additional $65,000 to support our operations into 2024 at current burn rates. As of May 2023, the Company has capital resources available in the form of equity investments, shareholder loans, and just under $14,000 cash on hand. It is important to note that we have prepaid our developer for all support expenses to host our application through 2023 and the remaining cash balance is after that expense.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations in 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company through 2023. Of the total funds that our Company has, the funds raised from the crowdfunding campaign, if it raises its maximum funding goal, will be used to make a substantial marketing push and add features in an effort to drive user adoption and add features to our current product.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate through 2023 and beyond on those funds alone. This is based on a current monthly burn rate of $200 per month for expenses related to subscriptions such as Google Cloud, legal fees, and others, not including some exceptional legal fees. At this time we have no salaried employees nor other substantial expenses and we have prepaid our hosting and development support expenses for 2023. Our anticipated normalized burn rate is closer to $3,000 per month, which we hope will start in 2024.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 more years assuming zero revenue. This is based on an anticipated monthly burn rate of $3,000 beginning in 2024, as noted above, and assumes the majority of the funds raised are used to pay for a substantial marketing push and further product development to add features in an effort to drive increased user adoption.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises, however, no terms have been contemplated at this time.

Indebtedness

- Creditor: Logan Walters - shareholder, director & officer
  Amount Owed: $6,641.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2027

- Creditor: Rob Parker - shareholder
  Amount Owed: $6,641.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2027

Related Party Transactions

- Name of Entity: Logan Walters & Rob Parker
  Relationship to Company: Shareholders (Logan Walters and Rob Parker) & Director, Officer (Logan Walters)
  Nature / amount of interest in the transaction: On September 22, 2017, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $10,000. On August 10, 2018, the Company received two additional loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $1,500.
  Material Terms: The 2017 loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2022, and December 31, 2021, the outstanding balance of these loans including accrued interest is in the amount of $13,281 and $12,396, respectively. The 2018 loans also bear an interest rate of 3% and have the same maturity date of December 31, 2027. As of December 31, 2022, and December 31, 2021, the outstanding balance of these loans including accrued interest is in the amount of $1,781 and $1,436, respectively.

- Name of Entity: Kuvio Creative
  Names of 20% owners: None
  Relationship to Company: Kuvio is a shareholder of 5.81% of the total stock of the company and the primary developer of the MCN application.
  Nature / amount of interest in the transaction: Kuvio Creative has in the past and continues to provide development and other services to the Company. For the year ending December 31, 2022, $18,350 was paid to Kuvio for these services. An additional $21,000 was paid in February of 2023 which related to expenses and services provided in prior to 2023. The Company has also paid Kuvio in advance for ongoing expenses and services through December 31, 2023.
  Material Terms: Kuvio received Non-Voting Common Stock of the Company in February of 2022 upon delivering the working mobile and web software applications known as My Contact Network through an agreement between Kuvio and the Company signed in 2020, valuing that Non-Voting Common Stock at $5,000.

Valuation

Pre-Money Valuation: $3,980,497.14

Valuation Details:

The Company determined its pre-money valuation based on its analysis of several factors, including but not limited to:

Prior Success of Management Team:

The valuation takes into consideration the success and expertise of the management team at Cortlandt Street Holdings, Inc. The team's track record of successful investments and experience in private equity and venture capital contribute to the valuation. Their ability to generate returns and drive the growth of previous ventures adds confidence in their ability to do the same with the contact management application.

Current Market:

The valuation is influenced by the assessment of the current market conditions. The contact management application market is experiencing significant growth, driven by the increasing demand for efficient and privacy-focused solutions. The valuation reflects the potential market share and growth opportunities for Cortlandt Street Holdings, Inc. in this favorable market environment.

Plan to Generate Revenue:

The valuation considers the Company's plan to generate revenue through its unique revenue model. By offering the application for free to users with under 100 connections and implementing a tiered pricing structure for higher connection counts, the company aims to attract a large user base and monetize through subscription fees. The projected revenue streams and growth potential outlined in the plan contribute to the valuation. At current, we plan to use the following fee structure, but this may change:

0-99 connections Free

100-249 connections $0.99 per month

250-499 connections $1.50 per month

500-749 connections $2.00 per month

750+ connections $2.50 per month

We expect to begin earning revenue in the first year following our successful crowdfunding raise and implementation of our business model. To date, we have focused our efforts on product development, user feedback, and product refinement. We have made very few efforts to market MCN, which is where we will use a meaningful portion of the crowdfunding dollars raised.

With 1 million users, we would anticipate that MCN would generate $2.0 million to $2.5 million in annual revenues. We believe this level of revenue should be sufficient to maintain company operations, continue product development, and further grow the business.

Conclusion

Based on the analysis above, we believe that the pre-money valuation of $3,980,497.14 is reasonable.

Disclosures

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) any outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.58 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.09, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  23.5%
  We plan to use approximately 23.5% of the funds to hire key personnel for daily operations, primarily focused on marketing and generating customer adoption at both the enterprise and individual levels.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

- Marketing
  30.0%
  We plan to use approximately 30% of the funds raised to make an initial marketing push to generate user adoption, potentially at the enterprise and individual levels.

- Research & Development
  40.0%
  We plan to use approximately 40% of the funds raised on phase 2 and 3 development plans and current application improvements (such as speed) based on user feedback to date.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://mycontactnetwork.com (www.mycontactnetwork.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mycontactnetwork

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cortlandt Street Holdings, Inc

[See attached]

CORTLANDT STREET HOLDINGS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cortland Street Holdings, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Cortland Street Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

January 17, 2023
Los Angeles, California

CORTLANDT STREET HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 666	$ 6,348
Total Current Assets	**666**	**6,348**
Intangible Assets	63,446	63,446
Total Assets	**$ 64,112**	**$ 69,793**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other Current Liabilities	$ 43,820	$ 4,407
Total Current Liabilities	**43,820**	**4,407**
Shareholder Loan	13,281	12,936
Total Liabilities	**57,100**	**17,342**
STOCKHOLDERS EQUITY		
Common Stock	476	447
Additional Paid in Capital	123,187	118,215
Retained Earnings/(Accumulated Deficit)	(116,651)	(66,212)
Total Stockholders' Equity	**7,012**	**52,451**
Total Liabilities and Stockholders' Equity	**$ 64,112**	**$ 69,793**

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
Legal	5,322	6,528
Software Development Expenses	38,350	-
Other General and Administrative	6,422	2,110
Total operating expenses	50,094	8,638
Operating Income/(Loss)	(50,094)	(8,638)
Interest Expense	345	346
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(50,439)	(8,984)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (50,439)**	**$ (8,984)**

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	**5,345,766**	**$ 535**	**$ 105,729**	**$ (57,228)**	**$ 49,035**
Issuance of Stock	133,644	13	12,487		12,500
Repurchase of Stock	(1,005,400)	(101)			(101)
Net income/(loss)				(8,984)	(8,984)
Balance—December 31, 2021	**4,474,010**	**447**	**118,215**	**$ (66,212)**	**$ 52,451**
Issuance of Restricted Stock	285,500	29	4,971		5,000
Net income/(loss)				(50,439)	(50,439)
Balance—December 31, 2022	**4,759,510**	**$ 476**	**$ 123,187**	**$ (116,651)**	**$ 7,012**

See accompanying notes to financial statements.

CORTLANDT STREET HOLDINGS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(50,439)	$	(8,984)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Stock Based Compensation		5,000		
Changes in operating assets and liabilities:				
Other Current Liabilities		39,413		1,071
Accrued Interest on shareholder loans		345		346
Net cash provided/(used) by operating activities		**(5,681)**		**(7,566)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		12,500
Stock Repurchase		-		(101)
Net cash provided/(used) by financing activities		**-**		**12,399**
Change in Cash		(5,681)		4,833
Cash—beginning of year		6,348		1,514
Cash—end of year	**$**	**666**	**$**	**6,348**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cortland Street Holdings, Inc. was incorporated on September 14, 2017, in the state of Delaware. The financial statements of Cortland Street Holdings, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

The Company is the owner of the software application "My Contact Network". When contact information is changed, it automatically syncs with all verified contacts ensuring that connected users always have updated contact information for all of their verified contacts. Our sales process is utilizing our personal and professional networks and social media to spread awareness of the application.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in bank accounts. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its Software Development costs, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Income Taxes

Cortland Street Holdings Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company plans to earn revenues from subscription and other fees charged for the use of its application.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued Expenses	43,820	4,407
Total Other Current Liabilities	**$ 43,820**	**$ 4,407**

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Capitalized Software Development	$ 63,446	$ 63,446
Intangible assets, at cost	**63,446**	**63,446**
Accumulated amortization	-	-
Intangible assets, Net	**$ 63,446**	**$ 63,446**

Intangible assets will be amortized, once the Company begins generating revenue. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $0.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 of which 10,000,000 shares shall be classified as ''Common Stock'' and 5,000,000 shares shall be classified as ''Non-Voting Common Stock''. As of December 31, 2022, and December 31, 2021, 4,759,510 shares and 4,474,010 shares of Common Stock were issued and outstanding, respectively.

6. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owners, Logan Walters and Rob Parker. The details of the loans from the owners are as follows:

							For the Year Ended December 2022					For the Year Ended December 2021				
Shareholder	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	12/31/2022	12/31/2021	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Logan Walters	$ 5,000	3.00%	9/22/2017	12/31/2027	1,926	1,561	$ 150	792	$ -	$ 5,000	$ 5,792	$ 150	$ 642	$ -	$ 5,000	$ 5,642
Rob Parker	$ 5,000	3.00%	9/22/2017	12/31/2027	1,926	1,561	$ 150	792	$ -	$ 5,000	$ 5,792	$ 150	$ 642	$ -	$ 5,000	$ 5,642
Logan Walters	$ 750	3.00%	8/10/2018	12/31/2027	1,604	1,239	$ 23	99	$ -	$ 750	$ 849	$ 23	$ 76	$ -	$ 750	$ 826
Rob Parker	$ 750	3.00%	8/10/2018	12/31/2027	1,604	1,239	$ 23	$ 99	$ -	$ 750	$ 849	$ 23	$ 76	$ -	$ 750	$ 826
Total							$ 345	$ 1,781	$ -	$ 11,500	$ 13,281	$ 345	$ 1,436	$ -	$ 11,500	$ 12,936

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (10,592)	$ (1,796)
Valuation Allowance	10,592	1,796
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (21,098)	$ (3,700)
Valuation Allowance	21,098	3,700
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that until first revenue generation the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $100,467, and the Company had state net operating loss ("NOL") carryforwards of approximately $100,467. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

On September 22, 2017, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $10,000. The loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2022, and December 31, 2021, the outstanding balance of these loans including accrued interest is in the amount of $11,583 and $11,283, respectively.

On August 10, 2018, the Company received two loans from the co-founders and shareholders, Logan Walters and Rob Parker, the aggregate amount of $1,500. The loans bear an interest rate of 3% and have a maturity date set on December 31, 2027. As of December 31, 2022, and December 31, 2021, the outstanding balance of these loans including accrued interest is in the amount of $1,698 and $1,653, respectively.

Kuvio Creative ("Kuvio"), a minority shareholder of the Company, has in the past and continues to provide development and other services to the Company. For the year ending December 31, 2022, $18,350 was paid to Kuvio for these services. An additional $21,000 was paid in February of 2023 which related to expenses and services provided in prior to 2023. The Company has also paid Kuvio in advance for ongoing expenses and services through December 31, 2023. Kuvio received Non-Voting Common Stock of the Company in February of 2022 upon delivering the working mobile and web software applications known as My Contact Network through an agreement between Kuvio and the Company signed in 2020, valuing that Non-Voting Common Stock at $5,000.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 17, 2023, which is the date the financial statements were available to be issued.

The Company received $50,000 in the form of an investment in Non-Voting Common Stock in January 2023, which was applied as a prepayment for 2023 hosting, security and other expenses related to My Contact Network.

In February, the Company received $16,000 in the form of investment in Non-Voting Common Stock which will be used for payment of certain expenses from 2022.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

My Contact Network is not live or open to the public at this moment.

GET A PIECE OF MY CONTACT NETWORK

Never. Lose. Contact.

We are a software & services app company helping our users manage their professional and personal contact information (phone numbers, emails, addresses) through our quick...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


my contact network
a secured app designed to automate the information update process, ensuring your contact information (phone numbers, emails, addresses) is always updated.

$0 Raised

Invest Now
$0.81 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249.48	$3.98M

REASONS TO INVEST

- A SUPERIOR APP AND USER EXPERIENCE: Our easy-to-use and quick app makes transferring and updating your contacts secure and simple. The quality of our current app and future development plans supported our recent successful raise of approximately $65k. Our name, tagline and logo have been registered with the USPTO and granted registration certificates; setting a foundation for market presence and brand recognition.

- A MASSIVE MARKET OF OVER 5BN PEOPLE: With 5.56bn mobile users and 4.88bn active social media users, our market consists of anyone who has a phone or computer and wants to have updated contact information for their friends, family, or professional contacts.*

- 400,000 CONTACT CARDS AND COUNTING: Most of our marketing and acquisition of users has been done by word-of-mouth. But recently, a small marketing push on LinkedIn and targeted advertising spend helped us (i) drive adoption by over 50% in one month (ii) reach the benchmark of over 1,250 connections made between our users and (iii) exceed 400,000 total contact cards imported into our application.

*Market information provided by Datareportal (source)

THE PITCH

Never. Lose. Contact. with My Contact Network


Over 400,000
Contact Cards
and Counting!
Our app has been shared almost exclusively by word of mouth and we recently ran a small, targeted advertising campaign which increased our user base by over 50% in one month.
Contact List
Jerome Bell

The internet, technology, and social media have allowed us to connect with people all over the world; but so many of us still struggle to keep our contacts up-to-date. My Contact Network has developed a secure platform designed to automate the process of exchanging contact information remotely or in-person and automatically keep exchanged contacts up-to-date. Users of My Contact Network share their digital contact information with friends and professional contacts and once they are connected, they never have to update those contacts again. With currently over 400,000 contact cards and counting, we want to replace your native contacts app.


MY CONTACT NETWORK IS
Secure and Private
We don't sell or share your contacts with outside parties.
All users are verified by their mobile number and/or email address.
Connections are only made to other MCN users who are in your contacts.
Jerome Bell

THE PROBLEM & OUR SOLUTION

Most Native Contact Applications Have Not Been Designed To Automatically Update Contact Information For Your Contacts. That Is Why We Developed My Contact Network.

Are your contacts out-of-date? Ever try to contact a friend or professional contact, only to realize you don't have their new phone number, email or other contact information? So you pour time into searching through Facebook, LinkedIn, and other social media to find their updated information. Why waste time doing this when with a simple connection you can be sure you will always have their updated contact information, and they will always have yours!


Never.
Lose.
Contact.
Simplifying the process of keeping contact information (phone numbers, emails, addresses) updated.

We created My Contact Network to ensure that your contacts are always up to date. Our app automates connections with your contacts and the process of keeping contact information (phone numbers, emails, addresses) updated, so you Never. Lose. Contact. again.


HOW IT WORKS
Quick and Easy-to-Use
Our app allows users to connect and share their contact information.
Download the My Contact Network app

THE MARKET & OUR TRACTION

My Contact Network Is For Everyone: Consumers, Enterprises, CRMs, And More


My Contact Network
+13 More
Meeting the Need for a Single Location for Updated Contact Information
for the 5.56bn mobile phone users and 4.88bn active social media users across the world

My Contact Network was designed for any person or organization that needs updated emails, phone numbers, social media and physical addresses for their family, friends, coworkers, customers, donors, students, etc. With 5.56bn mobile phone users and 4.88bn active social media users across the world, there is a need to have a singular, centralized location for updated contact information. (Source)

Our vision is to become the go-to contacts app for individuals, companies, schools, and other organizations. As we are based in Houston, first, we are targeting the energy industry, which represents a significant opportunity to bring our application to a thriving, global audience. We're also targeting colleges as this demographic represents people who would like to remain in touch and are going to change their contact information in a short timeframe (by getting a job, moving cities, etc.). Additionally, crossing over both of these target audiences we are targeting educational events and professional trade shows where attendees often meet, connect, and share contact information for the first time. Both the shows and the audiences have an interest in a simple, quick, solution to exchanging and maintaining contact information for attendees. Finally, we have recently engaged in conversations with several companies around Enterprise uses for My Contact Network. Our group text and email function provides an easy way to reach employees directly on their phones, through their native text or email app, without using a company-specific application which some employees may be reluctant to use.

My Contact Network simplifies the exchange of contact information and once connected, simplifies the process of keeping your contacts updated.


Our Business Model
Consumer
Customers download our app, create their contact card, and invite friends, and colleagues, to join for free. Once a user makes over 100 connections, we plan to charge $0.99 per month.
CRM
Although there are many organized CRMs available, there is no guarantee the contact information within each contact is correct. With this raise, we plan to create APIs that will allow users to connect their contacts with various CRMs.
Enterprise
Many companies struggle with incorrect contact information for employees, customers, suppliers and other parties. Recent conversations several businesses have highlighted that our group text and email features may be attractive to Enterprises. With this raise, we plan to add enterprise-specific features designed for businesses of various sizes which will be sold on an annual subscription basis for a certain number of users.

WHY INVEST

Join My Contact Network & Never. Lose. Contact. Again

My Contact Network has been released on 3 platforms (web, iOS, Android), tested with users, and is prepared for a wider launch; which is why we're raising with StartEngine now. Our Start Engine raise will be used to promote and market our application and for various features in phases 2 and 3 of our app's development (payment process, increasing stability, speed, and additional features based on user testing and enterprise discussions). We will also be adding new features to grow our connections, network, and market share.



Invest Today!
Join us in becoming the world's go-to contacts app
Never. Lose. Contact.

StartEngine investors have the unique opportunity to invest, drive value, and support My Contact Network by downloading our app and inviting friends and family to join. Investing and taking these steps can make a direct impact on the success of your investment and our company's growth. You have the opportunity to become an investor, ambassador, and promoter of My Contact Network, to help grow the value of your investment.

With a massive market potential of 5.56 billion mobile phone users, 4.88 billion active social media users, 400,000 contact cards (and counting), and a need for a centralized and automated solution to keep contacts updated for individuals and businesses, My Contact Network is focused on replacing your native contacts app. Join us in becoming the world's go-to contacts app so we Never. Lose. Contact. again! (Source)

ABOUT

HEADQUARTERS
4900 Woodway Dr #975
Houston , TX 77056

WEBSITE
View Site

We are a software & services app company helping our users manage their professional and personal contact information (phone numbers, emails, addresses) through our quick and easy-to-use contacts app. My Contact Network simplifies the process of sharing and keeping contact information updated, and with over 400,000 contact cards imported and counting, we want to replace your native contacts app.

TEAM



Logan Marquis Walters
CEO and Board Director

Logan Walters is an experienced investor across venture capital and private equity, having been involved in over $1bn of investments, mergers, and acquisitions throughout his career. In working with and in companies at various stages of growth he is focused on guiding and supporting management teams as they develop and execute strategic and financial plans. Additionally, Logan has worked directly in several companies at various levels to execute and integrate strategic acquisitions, identify and execute on improving profitability, and develop teams to ultimately replace him. An area of significant frustration for him has been the loss of contact information for the many people he has worked with during his career, which ultimately led to the development of the My Contact Network application #NEVERLOSE CONTACT!

Logan currently works as a Co-Founder and Partner for Forge Equity Partners in addition to his work for MyContactNetwork, spending approximately 50 hours per week and 10 hours per week, respectively.



Joseph Young
Partner - Strategy, Software Design & Development

Joseph is an experienced software developer and team leader who prides himself on creating solutions by thinking outside of generally accepted norms and leading teams through a balanced workplace environment that values individuals and allows them the freedom to approach projects

Joseph spent nine years in the Air Force as an air traffic controller where he first saw the limitations placed on workers by bureaucracy and centralized control systems. It was in this environment that he began to hone his management approach of stepping back and giving people space to create the best workplace and solutions for employees and clients.

Following his service in the military, Joseph switched to software development and began to apply his approach to allow employees more freedom to try new approaches to create software solutions and design their own workplace environment. This has resulted in what one employee stated as 'not just solving client problems for the sake of solving the problem, but solving them to truly improve the client's situation'.

In supporting the team at Kuvio, Joseph seeks to observe, recognize patterns, and then experiment to solve the problems that emerge from those patterns. He has earned the nickname of 'the serial pivoter' and his management philosophy may be best defined as as 'Let's try it!' Being able to inspire others is his fuel for coming to work every day.



Gardner Dudley
Secretary

Strategic Advisory & Investments

TERMS

My Contact Network

Overview

PRICE PER SHARE
$0.81

VALUATION
$3.98M

DEADLINE
Dec 19, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249.48

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.09

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
18,518

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
1,524,689

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family

Invest within the first 96 hours and receive 15% bonus shares

Super Early Bird

Invest within the first week and receive 12% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 Perk

Invest $500+ and receive 2% bonus shares

Tier 2 Perk

Invest $1000+ and receive 5% bonus shares

Tier 3 Perk

Invest $5,000+ and receive 8% bonus shares

Tier 4 Perk

Invest $10,000+ and receive + 10% bonus shares

Tier 5 Perk

Invest $25,000+ and receive + 12% bonus shares

Tier 6 Perk

Invest $50,000+ and receive + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Cortlandt Street Holdings, Inc d/b/a My Contact Network will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $.81 / share, you will receive 110 shares of Non-Voting Common Stock meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into My Contact Network.

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Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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